NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of the following securities issued by Bank of America Corporation (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Strategic Accelerated Redemption Securities Linked to the S&P 500 Index due February 1, 2011 (suspended 2/8/2010) (symbol: SKC)

Strategic Accelerated Redemption Securities, Linked to the S&P 500 Index, due March 1, 2011 (suspended 3/9/2010) (symbol: SHR)


This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that the above issues have matured by their terms. Accordingly, each of the above issues has been suspended from trading on NYSE Arca prior to the opening of business on the date noted.